U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 12, 2007

Commission File No.:  0-30308

SOUTHWESTERN RESOURCES CORP.

(Translation of Registrant's name into English)

Suite #1650, 701 West Georgia Street, Vancouver, B.C.  V7Y 1C6

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☐ Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☐ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

SOUTHWESTERN RESOURCES CORP.

                       “Giovanni Susin”

By:

Giovanni Susin

Vice President, Finance & CFO

Date:

December 12, 2007

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES GRANTS STOCK OPTIONS

December 12, 2007

Vancouver, British Columbia - Southwestern Resources Corp. (SWG-TSX) (“Southwestern" or the "Company") announces that it has granted to directors, officers and other key personnel stock options to purchase an aggregate of 3,617,000 common shares, including options to purchase 2,425,000 common shares to insiders, exercisable on or before December 10, 2012 at an exercise price of $0.65 per share. The options will vest 25% six months from the date of grant, 25% 12 months from the date of grant and the remaining 50% 24 months from the date of grant.

The options have been granted pursuant to the Company's stock option plan (the "Plan") and represent almost all of the options outstanding under the Plan.

The purpose of the option grants is to encourage the retention of key personnel in a competitive market place.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

For more information please contact:

David Black, Chair of the Board

Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525